# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Mountain Guardian IV Income Fund, L.L.C., CIK 0001976719
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/06/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-23-045924
Filed by CIK 0001606775

## Reporting persons
- Caisse de retraite d'Hydro-Quebec: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 6,500,000; shared voting power 0; sole dispositive power 6,500,000; shared dispositive power 0; aggregate amount beneficially owned 6,500,000 (20.4% of the class)

## Item 1. Issuer
Name of issuer: New Mountain Guardian IV Income Fund, L.L.C.
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: Caisse de retraite d'Hydro-Quebec
Address of principal business office or, if none, residence: 75 Rene-Levesque Blvd West, 5th Floor, Montreal (Quebec) H2Z 1A4 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Employee Benfit Plan

## Item 4. Ownership
Amount beneficially owned: 6,500,000
Percent of class: 20.4%. Calculations of the percentage of Units beneficially owned are based on 31,882,825 Units outstanding as of the date hereof based on information provided by the Issuer.
Sole power to vote or to direct the vote: 6,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Caisse de retraite d'Hydro-Quebec: /s/ Patrick Raynauld, Patrick Raynauld, General Manager and Chief Investment Officer (02/14/2025)